AGF FUNDS INC.
                                 --------------

                 REPORT MADE BY AGF FUNDS INC. PURSUANT TO

                 SECTION 93 OF THE SECURITIES ACT (BRITISH COLUMBIA)

                 SECTION 141 OF THE SECURITIES ACT (ALBERTA)

                 SECTION 1 10 OF THE SECURITIES ACT (SASKATCHEWAN)

                 SECTION 92 OF THE SECURITIES ACT (MANITOBA)

                 SECTION 147.11 OF THE SECURITIES ACT (QUEBEC)

                 SECTION 107 OF THE SECURITIES ACT (NOVA SCOTIA)

                 SECTION 1 0 1 OF THE SECURITIES ACT (ONTARIO)

                 SECTION 102 OF THE SECURITIES ACT (NEWFOUNDLAND)

(a)  The name and the address of the Offeror:

     AGF Funds Inc.
     31st Floor, Toronto Dominion Bank Tower
     Toronto Dominion Centre
     Toronto, Ontario
     M5K IE9

(b) The designation and number or principal amount of the securities and the offeror's security holding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances.

     82,200 shares (or 0.26% of the outstanding shares) of Haemacure Corporation
     (HAE) are disposed by accounts and funds managed by AGF Funds Inc. (c)

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(c)  The designation and number or principal amount of securities and the offeror's security holding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the news release:

     3,016,800 shares (or 9.69% of the outstanding shares) of Haemacure Corporation (HAE) by accounts and funds managed by AGF Funds Inc.

(d) The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which

     (i) The offeror, either alone or together with any joint actors, has ownership and control:

           None

     (ii) The offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor:

           None

     (iii) The offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

           3,016,800 shares (or 9.69% of the outstanding shares) of Haemacure Corporation (HAE) by accounts and funds managed by AGF Funds Inc.

(e)  The name of the market where the transaction or occurrence took place:

     Toronto Stock Exchange

(f) The purpose of the Offeror and any person or company acting jointly or in concert with the Offeror in effecting the transaction including any future intention to increase the beneficial ownership, control or direction of the Offeror and any person or company acting jointly or in concert with the Offeror over securities of the offeree Issuer:

     The acquisition of these securities by AGF Funds Inc. were made in the ordinary course of business for investment purposes and was not for the purpose of influencing the control or direction of Haemacure Corporation
     (HAE).

     The issuance of the press release and the filing of this report does not constitute an admission by AGF that it has the power to exercise direction or control over the securities described in the press release and this report.

(g) The general nature and the material terms of any agreement, other than lending agreements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

     Not applicable

(h)  The names of any joint actors in connection with the disclosure: None

(i) In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represent a published market for the securities, including an issuance from the treasury, the nature and value of the consideration paid by the offeror:

     Not applicable

(j) If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirement:

     Not applicable




     DATED at Toronto, Canada 27th day of November, 2002.



                                       AGF FUNDS INC.




                                       BY:  "Beatrice Ip"
                                           ---------------
                                           Beatrice Ip

                                           Senior Vice-President &
                                           Corporate Secretary